555 Belaire Ave., Suite 340

Chesapeake, Virginia 23320

Telephone: 757-410-2293

Facsimile: 757-257-8614

www.davislawplc.com

_________

December 3, 2020

Via Email:

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

Washington, D.C. 20549

Attn: Ruairi Reagan

Re:CR Global Holdings, Inc.

Draft Offering Statement on Form 1-A

Submitted October 23, 2020

CIK No. 0001828056

Dear Mr. Reagan:

We are in receipt of your letter dated November 19, 2020 (the “Letter”) in response to the draft offering statement submitted by CR Global Holdings, Inc. (the “Company”).  Davis Law, PLC has been retained to assist the Company in the filing process of their offering statement (the “Offering Statement”). An amended draft Offering Statement was publicly filed via EDGAR on November 25, 2020. This letter is responsive to your Letter.

Financial Statements Tier 1 Offerings, page 38

1. In response to your question regarding how the Company’s financial statements reflect the purchase of a building in 2019, we clarified the information on pg. 30 by indicating that the real estate is owned by Chantel Ray Finch and not by the Company. As such, the reflection of the purchase of the property and the accounting guidance is not depicted on the Company’s financial statements.

2. You requested that the Company revise its financial statements to include a statement of operations for the six months ended June 30, 2019 and a statement of cash flows for the year ended December 31, 2018. As requested, we have included a statement of operations for the six months ended June 30, 2019 on page 40 and a statement of cash flows for the year ended December 31, 2018 on page 41.

Statements of Changes in Shareholder’s Equity, page 40

3. In response to your request to revise the “Statements of Changes in Shareholder’s Equity” by disclosing all significant reconciling items and showing separately the net income (loss) and contributions from and distributions to owners, we added an Exhibit 4 referenced on page 47 and included as Exhibit 4 containing an explanation of “Changes to Shareholder’s Equity.”

Signatures, page 47

4. In response to your request regarding the signatures identifying the capacity in which the offering statement is being signed, we have revised the signature page to include not only the principal executive officer and chief operating officer, we also included current members of the board of directors. At this time, the Company relies on outside accounting services for compilation of financials statements and does not have an in-house principal financial officer or principal accounting officer.

Exhibits

5. In response to your request for material agreements, including, related party agreements and employment agreements, we have filed material agreements as Exhibit 6.1 through Exhibit 6.5 to the offering statement.

6. In response to your request for an opinion of counsel as to the legality of the securities covered by the offering statement, we have filed as Exhibit 12 an opinion of counsel.

Should you have any questions, please feel free to contact me at 757-410-2293 ext. 3.

Sincerely yours,

DAVIS LAW, PLC

cc: Chantel Ray Finch